

October 21, 2011

<u>Via Email</u>

Jeffery A. Surges
Chief Executive Officer
Merge Healthcare Incorporated
200 East Randolph Street, 24th Floor
Chicago, Illinois 60601-6436

      Re: **Merge Healthcare Incorporated**
                Amendment No. 1 to Registration Statement on Form S-4
                Filed October 14, 2011
                File No. 333-176640

Dear Mr. Surges:

      We have reviewed your letter dated October 14, 2011 and the above-referenced filing, and have the following comment.

<u>Exhibit 5.1</u>

1.   We note that two of your subsidiary guarantors are incorporated in Washington and California, but counsel has limited its opinion to Delaware, New York, and federal laws. Please ask counsel to revise its legality opinion to also address the laws of Washington and California. For guidance, refer to Sections II.B.1.e and II.B.3.b of the Division of Corporation Finance's Staff Legal Bulletin No. 19.

      Please contact me at (202) 551-3428 with any questions. If you thereafter require further assistance, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

                    Sincerely,

                    /s/ Evan S. Jacobson

                    Evan S. Jacobson
                    Attorney-Advisor

cc: <u>Via Email</u>
        Samuel C. Schlessinger, Esq.
        McDermott Will & Emery LLP